UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05044353

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48630

RECEIVED
AUG 3 0 2005
198 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/04 (MM/DD/YY) **AND ENDING** 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Puplava Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10801 Thornmint Road
(No. and Street)

San Diego, California 92127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Puplava (858) 487-3939
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 28 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Puplava, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Puplava Securities, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KRISTINA NORIEGA
Commission # 1398440
Notary Public - California
San Diego County
My Comm. Expires Jan 21, 2007

Mary B. Puplava
Signature

SECRETARY
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Table of Contents

	Page
Independent Auditor's Report	1
Audited Financial Statements:	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-8
Other Financial Information:	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1	9
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	10
Schedule III - Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3	11
Independent Auditor's Supplementary Report on Internal Control Structure Required by Rule 17a-5	12-13

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Puplava Securities, Inc.

We have audited the accompanying statements of financial condition of Puplava Securities, Inc. (A Wholly-owned Subsidiary of Puplava Financial Services, Inc) as of June 30, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puplava Securities, Inc. at June 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 19, 2005

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Financial Condition

June 30, 2005 and 2004

ASSETS

	2005	*2004*
Cash and cash equivalents	$ 12,318	$ 120,002
Securities owned	642,478	808,219
Due from clearing organization	193,973	72,151
Deposit with clearing organization	100,000	100,294
Deferred income taxes	85,655	10,304
Due from shareholder	-	60,632
Furniture and equipment, less accumulated depreciation of $19,826 and $10,662	23,740	29,365
	$1,058,164	$1,200,967

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	*2004*
Liabilities		
Accounts payable and accrued liabilities	$ 164,974	$ 6,034
Securities sold but not yet purchased	5,678	-
Income taxes payable	7,707	305,339
Total liabilities	178,359	311,373
Stockholder's equity		
Common stock, 100,000 shares authorized	30,000	30,000
Paid-in capital	42,793	42,793
Retained earnings	807,012	816,801
Total stockholder's equity	879,805	889,594
	$1,058,164	$1,200,967

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Operations

Years Ended June 30, 2005 and 2004

	2005	*2004*
Revenues		
Commissions	$1,349,984	$1,754,372
Fees and other revenues	1,091,700	716,922
Investment income (loss)	(71,257)	592,767
Interest	6,717	3,765
Total revenues	2,377,144	3,067,826
Expenses		
Commissions	1,479,418	1,535,428
Management fee	310,100	884,063
Clearing charges	223,724	268,825
Compensation and benefits	193,339	95,252
Information services	61,663	46,421
Outside services	63,240	39,155
Taxes, licenses, and registrations	15,435	22,764
Telephone and postage	13,122	13,787
Office supplies and printing	14,774	9,308
Depreciation and amortization	9,164	6,420
Other	7,798	5,787
Total expenses	2,391,777	2,927,210
Income (loss) before income taxes	(14,633)	140,616
Income tax benefit (expense)	4,844	(86,473)
Net income (loss)	$ (9,789)	$ 54,143

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Changes in Stockholder's Equity

Years Ended June 30, 2005 and 2004

	Common Stock		*Paid-in*	*Retained*
	Shares	*Amount*	*Capital*	*Earnings*
Balance, July 1, 2003	100	$30,000	$ 42,793	$762,658
Net income	-	-	-	54,143
Balance, June 30, 2004	100	30,000	42,793	816,801
Net loss	-	-	-	(9,789)
Balance, June 30, 2005	100	$30,000	$42,793	$807,012

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Cash Flows

Years Ended June 30, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income (loss)	$ (9,789)	$ 54,143
Adjustments to reconcile net income (loss) to net cash from operating activities		
Depreciation and amortization	9,164	6,420
Investment loss (income)	71,257	(592,767)
Changes in operating assets and liabilities		
Due from clearing organization	(121,822)	(29,043)
Accounts payable and accrued liabilities	158,940	(18,130)
Deferred income taxes	(75,351)	(284,659)
Income taxes payable	(297,632)	325,339
Net cash from operating activities	(265,233)	(538,697)
Cash flows from investing activities		
Capital expenditures	(3,539)	(18,520)
Due from shareholder	60,632	(60,632)
Deposit with clearing organization	294	(294)
Securities owned	94,484	700,155
Securities sold, but not yet purchased	5,678	-
Net cash from investing activities	157,549	620,709
Net increase (decrease) in cash and cash equivalents	(107,684)	82,012
Cash and cash equivalents		
Beginning of year	120,002	37,990
End of year	$ 12,318	$ 120,002
Supplemental disclosure of cash flow information		
Taxes paid	$ 368,139	$ 45,793

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Puplava Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. The Company's revenues are primarily derived from commissions on sales of mutual funds, variable annuities, stocks, and bonds. Commission revenue is recorded on a trade date basis.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (5 years).

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Receivables are due primarily from financial institutions such as investment companies, insurance companies, and clearing broker/dealers. These entities are geographically dispersed across the United States. The Company maintains individually significant receivable balances with major financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. No allowance for doubtful accounts was considered necessary at June 30, 2005 and 2004.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2005 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2005 and 2004.

Reclassifications. Certain prior year financial statement classifications have been reclassified to conform with the current year's presentation.

2. INCOME TAXES

The Company does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2005	*2004*
Computed "expected" federal income tax expense	$ 4,975	$(47,809)
State income tax, net of federal benefit	78	(8,437)
Change in tax rates and valuation allowance	(209)	(30,227)
Income tax benefit (expense)	$ 4,844	$(86,473)

At June 30, 2005 and 2004, the Company had net deferred tax assets and liabilities as follows:

	2005	*2004*
Effect of cash method for income taxes	$ 49,696	$ (6,150)
Unrealized investment (income) loss	42,097	26,450
Accelerated depreciation	(6,138)	(9,996)
Deferred tax asset (liability), net	$ 85,655	$ 10,304

3. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Puplava Financial Services, Inc. ("PFS"). PFS is a registered investment advisor which clears certain securities transactions through the Company. PFS provided the Company with the use of certain facilities and administrative assistance. PFS charged the Company a management fee of $310,100 in fiscal 2005 and $884,063 in fiscal 2004.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2005 was 0.33 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2005, the Company had net capital of $518,870 which was $418,870 in excess of the amount required by the SEC.

5. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of rule 15c3-3 (per paragraph k(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

*****

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

June 30, 2005

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$879,805	$863,856	$ 15,949
Less non-allowable assets			
Due from clearing organization	12,993	12,993	-
Deferred taxes	85,655	104,063	18,408
Furniture and equipment	23,740	23,740	-
Net capital before charges on security positions	757,417	723,060	34,357
Less charges on security positions			
Securities owned	195,020	195,020	-
Undue concentration	43,527	44,043	516
Net capital	$518,870	$483,997	$ 34,873
Total aggregate indebtedness	$172,681	$212,716	$(40,035)
Ratio of aggregate indebtedness to net capital	0.33	0.44	
Minimum net capital required	$100,000	$100,000	

Note: The differences result primarily from audit adjustments to income taxes.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2005

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2005; and a reconciliation to that calculation is not included herein.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2005

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Puplava Securities, Inc.:

In planning and performing our audit of the financial statements of Puplava Securities, Inc. (the "Company") (A Wholly-owned Subsidiary of Puplava Financial Services, Inc) for the year ended June 30, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at June 30, 2005 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended June 30, 2005.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 19, 2005